UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

SUPERVISORY COMMITTEE ANNUAL REPORT

Buenos Aires, March 5, 2026

To the Directors and Shareholders of Central Puerto S.A.

Dear Sir /Madam,

In our capacity as members of the Supervisory Committee of Central Puerto S.A. (hereinafter, the “Committee”) and in compliance with the applicable regulations, we issue this report on the treatment given during the fiscal year ended December 31, 2025 to the matters under our scope in accordance with Chapter IV, Section 110 of Law No. 26831, Title II, Chapter III, Chapter V of the regulations by Comisión Nacional de Valores (CNV, the Argentine Securities Commission) (N.T. 2013) (hereinafter, “CNV Regulations”) detailed in point 3 herein.

I.	Creation of the Supervisory Committee

The Committee was created by resolution of the Company’s Shareholders’ Meeting on April 14, 2004.

II.	Formation of the Committee

As of December 31, 2025, the Committee was formed by directors Tomás José White, José Luis Morea and Jorge Eduardo Villegas as members, and by José Manuel Ortiz and Mario Elizalde as deputy members. Tomás José White, José Luis Morea, and Jorge Eduardo Villegas are independent directors, while José Manuel Ortiz and Mario Elizalde are non-independent in accordance with CNV Regulations.

The term of office of the Committee’s members is one year, with the possibility of them being reelected for an equal term. The Internal Regulations on the Functioning of the Supervisory Committee (hereinafter the “Regulations”) were approved by the Company’s Board of Directors on May 9, 2003, and their subsequent amendments on March 5, 2014 and August 5, 2015.

The role of the Supervisory Committee stems from Section 110 of Law No. 26831 of CNV Regulations and from its own Regulations.

III.	Scope of the tasks performed

The main tasks performed are detailed hereinbelow:

The Committee had meetings during the fiscal year ended December 31, 2025, within the periodicity stated in the Regulations. To such end, it received support from the Company’s Legal Affairs Directorate on different aspects that concern the roles and responsibilities of the Supervisory Committee in accordance with the regulations in force.

The Committee has performed those activities considered necessary in connection with the matters under its scope as per section 110 of Law 26831 and CNV Regulations, which included:

1)	External Auditor independence

The appointment of the external auditor was analyzed.

The received proposals of professional services to audit the corresponding financial statements as of December 31, 2025, were assessed, and the Board of Directors was suggested the appointment of the firm Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global LTD.) (hereinafter, “EY”) as independent auditors for the fiscal year 2025.

Compliance with External Audit work plans was assessed based on the information provided by them and in the meetings held due to the quarterly balance sheets and the annual balance sheet analysis.

The independence of the audit company and its working policies were assessed.

The services rendered by the External Audit were analyzed, as well as the invoiced services, which reasonably respond to the services rendered.

2)	Internal control system:

Internal Audit participated in the Supervisory Committee’s meetings and drafted the reports corresponding to the Internal Audit activities that stem from the Annual Work Plan presented and created, considering risks and focusing on its effects and impacts of the Company’s operations and the financial accounting information.

3)	Economic and financial information

The key economic and financial information publicly disclosed by the Company or presented before regulatory entities was analyzed.

4)	Risk management information

The general variables affecting the business regarding the protection to preserve assets and equity were assessed.

5)	Fees proposal

The Board of Directors’ fees to be presented before the Shareholders’ Meeting were assessed, with the abstention from the members on their own remunerations.

Within the most relevant issues assessed by the Committee, the following stand out:

As of March 31, 2025, the Committee: (a) reviewed the merger process with CP Renovables S.; and (b) reviewed the Split-Off Merger process with ECOGAS Inversiones S.A., and issued its opinion on the reasonableness of the terms of the transaction with related parties pursuant to Section 72 of Capital Markets Law No. 26831.

On April 25, 2025, the Committee considered: (a) the financial statements for the fiscal year ended December 31, 2025, to be filed with the U.S. Securities and Exchange Commission (“SEC”); and (b) Internal Audit. Results of the SOX 2025 Management Testing Certification.

On May 8, 2025, the Committee considered: a) the financial statements as of March 31, 2025; and c) Internal Audit and Compliance.

On June 2, 2025, the Committee considered: (a) EY’s fees in connection with the filing of the financial statements of Ecogas Inversiones S.A. to be submitted to the Securities and Exchange Commission (“SEC”).

On June 27, 2025, the Committee considered: (a) the follow-up of the management contract with RMPE; and b) the issues of Internal Audit, SOX and Compliance (Integrity).

On August 06, 2025, the Committee considered: a) the financial statements as of June 30, 2025; and b) the issues of Internal Audit, SOX and Compliance (Integrity).

On September 25, 2025, the Committee considered: (a) the report on the acquisition of the Company’s treasury shares; and (b) appointed the Chair of the Supervisory Committee.

On October 8, 2025, the Committee considered the follow-up of the management contract with RMPE. S.A.

On October 23, 2025, the Committee considered: (a) EY’s fees in connection with tax services.

On November 7, 2025, the Committee considered: a) the financial statements as of September 30, 2025; and b) Internal Audit and Integrity.

On December 2, 2025, the Committee considered: (a) EY’s services and fees in connection with tax services.

On December 18, 2025, the Committee considered: (a) EY’s services and fees in connection with tax and social security services.

For the performance of its tasks during the fiscal year 2025, the Committee received the corresponding required reports and clarifications and has no observations to make.

IV.	Work outcomes

In accordance with the work performed during the fiscal year and in the exercise of the functions mentioned herein regarding the fiscal year ended December 31, 2025, the Committee can state the following:

1)	External Audit

No observations stem regarding the external auditor independence. His performance has provided reliability on the task performed and informed to third parties.

The fees of external auditors during the fiscal year ended December 31, 2025 amounted to $1,053,090,478 under the audit services concept and $64,155,674 under the taxes services concept.

2)	Internal control systems

From the tasks performed, no observations stem on the administrative accounting systems or internal control that may affect the information to be submitted before Comisión Nacional de Valores and the markets.

3)	Economic and financial information

The Committee has no significant observations regarding the economic and financial information publicly disclosed by the Company or submitted before regulatory entities.

4)	Risk management information

The relevant matters regarding risk management have been included in the financial statements informed to Comisión Nacional de Valores.

5)	Fees proposal

There is no objection regarding the Directors’ fees for their treatment at the Shareholders’ Meeting.

6)	Operations with Related Parties

The operations conducted with related parties were made under normal and common market conditions.

Tomás White	José Luis Morea	Jorge Eduardo Villegas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 26, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact